Exhibit 99.1

Deutsche Bank

Deutsche Bank AG

Taunusanlage 12

60325 Frankfurt am Main, Germany

March 9, 2017

Dear Deutsche Bank Shareholder,

According to the information available to us, you are a holder of Deutsche Bank AG common shares in the United States, either as a registered holder or as a beneficial owner. We are writing to advise you that we plan to launch an offering of rights to acquire additional, new Deutsche Bank AG common shares in the coming days. In this letter, we refer to this offering as the “Rights Offering”. All of the dates that we specify below are subject to change; you should therefore check our filings with the Securities and Exchange Commission, which we refer to as the “SEC”, in the EDGAR system on its website at www.sec.gov or our website at www.deutsche-bank.com/ir regularly for any announcement of any change in the dates.

We expect to issue a total of up to approximately 687.5 million new common shares in the Rights Offering. The newly issued Deutsche Bank AG common shares will be fully fungible with our existing common shares and will be entitled to the same dividend rights as all other outstanding common shares.

In the Rights Offering, we plan to allocate on March 21, 2017 one right in respect of each currently existing Deutsche Bank AG common share. The record holders of Deutsche Bank AG’s common shares as of the close of business in New York on March 20, 2017 will be entitled to receive the rights allocated to the shares registered in their names and are therefore eligible to participate in the Rights Offering. Beneficial owners of Deutsche Bank AG common shares through intermediaries will have rights credited to their accounts by and pursuant to the rules of the intermediaries.

If you are the owner of the rights, you have the option either to exercise your rights to acquire the new Deutsche Bank AG common shares to be issued or to sell your rights on the New York Stock Exchange, which we refer to as the “NYSE.” We expect to announce the number of rights required to purchase each new Deutsche Bank AG common share, which we refer to as the “subscription ratio”, together with the purchase price per new share, which we refer to as the “subscription price”, on March 19, 2017.

If you neither exercise your rights to purchase new Deutsche Bank AG common shares by April 6, 2017 nor sell your rights on the NYSE by March 31, 2017, your rights will expire with no value. This means that your rights will become null and void, and you will receive no compensation for any expired rights. You must take action to realize any value from your rights.

Following is a summary of the expected key dates relating to the Rights Offering that are relevant for Deutsche Bank shareholders in the United States:

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: John Cryan (Chairman), Kimberly Hammonds, Stuart Lewis, Sylvie Matherat, Nicolas Moreau, Garth Ritchie, Karl von Rohr, Marcus Schenck,

Christian Sewing, Werner Steinmüller, Jeffrey Urwin.

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; Local Court of Frankfurt am Main, HRB No 30 000; VAT ID No DE114103379; www.db.com

March 19, 2017:	• Announcement of subscription ratio and estimated subscription price

March 20, 2017:

•    Availability of Rights Offering prospectus through the SEC

•    Start of “when issued” trading of rights on the NYSE

•    Record date to determine holders of Deutsche Bank AG common shares (close of business New York time)

March 21, 2017:	• Start of regular rights trading on the NYSE

March 31, 2017:	• End of rights trading on the NYSE

April 6, 2017:	• End of subscription period (5:00 p.m., New York time)

We have engaged Georgeson LLC, as Information Agent, to assist us with the distribution of materials and information relating to the Rights Offering, including subscription cards, to our registered shareholders in the United States. These materials will be sent to the registered shareholders. Depending on the arrangements beneficial owners of Deutsche Bank AG common shares have with the intermediaries through which they own their shares, they may not receive notifications of the Rights Offering through their intermediaries in time to take action, or at all. If you hold your shares through a financial intermediary, instructions for exercising your rights must be directed to your financial intermediary within the time period established by that financial intermediary, which may be shorter than the periods we set. The exercise of your rights will also be subject to your particular arrangements with your financial intermediary. You should follow the instructions of your financial intermediary.

If, by the start of the trading of the rights on the NYSE, you have not received notice of the Rights Offering from your financial intermediary or have not been instructed by it on how to exercise your rights, you should contact your financial intermediary immediately, and in any event well in advance of the deadlines mentioned above, for instructions on how you may exercise your rights.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus we expect to file with the SEC on March 20, 2017 and other documents we have filed and will file with the SEC for more complete information about Deutsche Bank and the Rights Offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, to request a copy of the prospectus, please contact Georgeson LLC at (800) 561-3991, via email at Deutsche@Georgeson.com or by writing to Georgeson LLC at 1290 Avenue of the Americas, 9th floor, New York, NY 10104.

Sincerely yours,

Deutsche Bank AG